UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)*

TIGERLOGIC CORPORATION
 (Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

8867EQ101
 (CUSIP Number)

Mark Whatley
c/o Sidley Austin LLP
555 California Street
Suite 2000
San Francisco, CA 94104
(415) 772-1239
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 2 of 7 Pages

1.	Names of Reporting Persons. ASTORIA CAPITAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,894,956
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,894,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,894,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 48.1%
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 3 of 7 Pages

1.	Names of Reporting Persons. ASTORIA CAPITAL MANAGEMENT, INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,959,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,959,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,959,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person: CO, IA

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 4 of 7 Pages

1.	Names of Reporting Persons. RICHARD W. KOE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14,959,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14,959,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,959,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 5 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 21 to Schedule 13D (“Schedule”) relates to shares of common stock, $0.10 par value (the “Common Stock”), of TigerLogic Corporation (the “Issuer”).  The principal executive office of the Issuer is 2855 Michelle Drive, Suite 190, Irvine, CA 92606.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended and supplemented as follows:

On October 21, 2014, the Issuer circulated to its Board of Directors (the “Board”), including Richard Koe (“Koe”), certain proposed amendments to its Amended and Restated Bylaws (the “Bylaws’), including provisions allowing stockholders to call a special meeting of stockholders and other provisions regarding stockholders’ rights to fill vacancies on the Board that arise out of stockholder removal of members of the Board.  Koe then provided the Board with feedback on the proposed amendments, including recommendations to streamline certain procedural aspects of stockholder meeting requests, proposals, and director nominations. Koe’s suggestions were made on behalf of the Reporting Persons and were part of ongoing discussions with the Board discussed in Amendment No. 20.  On October 29, 2014, the Board voted to adopt the proposed amendments to the Bylaws, incorporating feedback from Koe.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:    Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTORIA CAPITAL PARTNERS L.P.
By:	Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

October 30, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of TigerLogic Corporation.  For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

ASTORIA CAPITAL PARTNERS L.P.
By:	Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

October 30, 2014